Exhibit 99.1

Aurora Marks First Shipment of Medical Cannabis to the New Zealand Market

NASDAQ | TSX: ACB

Canada's Leading Medical Cannabis Company Launches Premium Products Redefining Patient Care

EDMONTON, AB, May 8, 2024 /CNW/ - Aurora Cannabis Inc. (NASDAQ: ACB) (TSX: ACB) the Canadian based leading global medical cannabis company, is proud to announce the arrival of Aurora branded medical cannabis products to the New Zealand market. This new line of premium dried flowers represents a significant milestone in medical cannabis accessibility in New Zealand, an emerging market poised for growth.

Equiposa (CNW Group/Aurora Cannabis Inc.)

The initial product portfolio includes cultivars grown exclusively by Aurora, with each strain meticulously bred and cultivated to address a variety of patient needs. These carefully crafted offerings reflect Aurora's commitment to providing prescribers and patients with unparalleled quality, potency~~,~~ and therapeutic benefits.

"As a global leader in medical cannabis, Aurora is proud to be at the forefront of advancing patient access in New Zealand with this first and meaningful product launch," said Miguel Martin, CEO, Aurora. "We are thrilled to offer prescribers and patients premium dried flower options that embody our dedication to opening the world to cannabis while prioritizing patient care and well-being. We see great potential in the New Zealand market and intend to leverage symmetry with our leadership in Australia."

Equiposa, the first balanced dried cannabis product in the market, is a testament to Aurora's commitment to providing diverse options to meet patient needs. This inaugural product offering from Aurora sets a new standard for medical cannabis in New Zealand, backed by uncompromised quality and scientific rigour. Aurora strives to make a meaningful difference in the lives of patients across New Zealand, empowering them to manage their health and wellness with confidence.

About Aurora Cannabis

Aurora is opening the world to cannabis, serving both the medical and consumer markets across Canada, Europe, Australia and South America. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis, dedicated to helping people improve their lives. The Company's adult- use brand portfolio includes Aurora Drift, San Rafael '71, Daily Special, Tasty's, Being and Greybeard. Medical cannabis brands include MedReleaf, CanniMed, Aurora and Whistler Medical Marijuana Co, as well as international brands, Pedanios, Bidiol, IndiMed and CraftPlant. Aurora also has a controlling interest in Bevo Farms Ltd., North America's leading supplier of propagated agricultural plants. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's Common Shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's first product launch in the New Zealand medical cannabis market, the Company's continued commitment to that market, and future growth opportunities in that market, including opportunities to leverage symmetry with the Company's leadership in Australia.

These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations (with respect to the Transaction and more generally with respect to future acquisitions), management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information from dated June 14, 2023 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Sedaprem (CNW Group/Aurora Cannabis Inc.)

Luminarium (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 07:15e 08-MAY-24